EXHIBIT 23.5

Independent Auditors’ Consent

The Board of Directors

Alliance Bancorp of New England, Inc.:

We consent to the use of our report dated January 28, 2003 (except as to Note 16, which is as of July 16, 2003 and Note 1, which is January     , 2004) with respect to the consolidated balance sheets of Alliance Bancorp of New England, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated income statements, statements of changes in shareholders’ equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2002 included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

January 15, 2004